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                                                                     Exhibit 4.1



             EXCLUSIVE FINANCIAL ADVISOR/INVESTMENT BANKER AGREEMENT

        This Exclusive Financial Advisor/Investment Banker Agreement ("Agreement") confirms the understanding between PCC Group, Inc. (which together with its subsidiaries and affiliates is referred to herein as the "Company") and RichMark Capital Corporation ("RMC"), pursuant to which the Company has retained RMC, on terms and subject to the conditions set forth herein, to act as its exclusive financial advisor and investment banker.

1. RETAINER. The Company hereby retains RMC, and RMC agrees to act, as the Company's exclusive financial advisor and investment banker during the Term (as defined below). RMC agrees to advise and assist the Company with (i) general strategic planning and corporate finance matters, (ii) assist in obtaining a $15,000,000.00 secured line of credit or other financing facility, (iii) effecting acquisition transactions, which may include identifying and evaluating acquisition opportunities and participating in the negotiations with potential candidates ("Acquisition Candidates") on behalf of the Company, (iv) issuing or selling of debt and/or equity securities of the Company (collectively, the "Securities") through a private placement (the "Private Placement"), (v) introduce the Company to an Investor Relations Company which will assist in developing a marketing plan, a broker lead generation program, issue press releases, handle investor inquiries, sponsor broker teleconferences, and road shows, (vi) advise the Company regarding positioning itself within the financial community, (vii) introduce and foster relations with Broker-Dealers within our network who will provide additional financial and market support, (viii) providing an analyst to write a research report which will generate additional interest in the brokerage community.

As used in this letter the term "acquisition transactions" means (a) any merger, consolidation, reorganization or other business combination pursuant to which the business of any acquisition candidate is combined with that of the Company or a subsidiary of the Company; or, (b) the acquisition, directly or indirectly, by the Company of all or part of the capital stock, or all or part of the assets, of the acquisition candidate by way of tender or exchange offer, negotiated purchase or otherwise but excludes an approximately $300,000,000 annual computer sales acquisition candidate with which Company has been negotiating as delineated on Exhibit "A".

2. COMPENSATION. In payment for services to be rendered hereunder by RMC, the Company to pay RMC as follows:

        A. The Company shall pay to RMC a monthly retainer of $5,000, commencing upon the date of execution of this Agreement and on the same date of each month thereafter (the "Monthly Retainer"). In addition, upon execution of this Agreement, the Company agrees to issue RMC or its designees shares or options to purchase shares of the Company's common stock as delineated on Exhibit "A".



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        B. If during the Term or within one year thereafter, (a) any acquisition transaction is consummated with an Acquisition Candidate (excepting COMTRADE, that one candidate identified on Exhibit A), (i) which RMC identified, (ii) as to which RMC advised the Company or (iii) with which the Company or RMC has discussions regarding an Acquisition transaction during the Term hereunder or
(b) the Company enters into a definitive agreement with any such Acquisition Candidate which subsequently results in an acquisition transaction, the Company agrees to pay RMC a transaction fee based on the Lehman Formula (i.e. 5% of the first $1 million; 4% of the second million; 3% of the next $1 million; 2% of the next $1 million; and 1% of the remainder) as applied to the aggregate purchase price of such acquisition transaction, payable in cash or in kind upon the closing of such acquisition transaction. In the event that payment of part of the net purchase price is deferred, the Company will pay RMC the fee allocable to the deferred portion when such payment is made in cash or stock.

For purpose of this letter, the term "net purchase price" means an amount equal to any consideration paid less the sum of any debt assumed the aggregate fair market value at the time of closing of any securities issued, and any cash consideration paid in connection with an acquisition transaction.

        C. If during the Term or within one year thereafter, (a) the Company is involved with any merger, consolidation, reorganization or other business combination pursuant to which the Company is combined with that of another business (the "Purchaser"), (b) more than 50% of the capital stock, or all or a substantial portion of the assets of the Company are acquired, directly or indirectly, by a Purchaser by way of tender or exchange offers, negotiated purchase or otherwise or (c) the Company entered into a definitive agreement that subsequently results in an acquisition transaction with a Purchaser (i) which RMC identified, (ii) as to which RMC advised the Company or (iii) with which the Company or RMC had discussions regarding a transaction during the Term hereunder, the Company agrees to pay RMC a transaction fee based on the Lehman Formula as applied to the net purchase price of such Acquisition transaction, payable in cash or stock upon the closing of such transaction.

        D. Upon the funding of a secured line of credit or other financing facility, the Company agrees to pay a fee equal to Two Percent (2%) of the initial $ 5 million and; 1% of the remainder that may be borrowed under any line of credit facility obtained by RichMark for the maximum amount of the transaction.

        E. Upon completion of any Private Placement, the Company agrees to (a) pay RMC a fee based on the formula as follows:

(a)     3% non-accountable expense allowance (with expenses enumerated).

(b) 2% dealer reallowance (to be shared with other members of the "Selling Group").

(c) 10% sales concession or commission (to be paid as brokers' gross commission).

(d) Other fees and terms will be negotiated according to a written "term sheet".



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3.      OTHER AGREEMENTS.

        A. TERM. The term of this Agreement will run until the first anniversary of the date of this Agreement (the "Term"); provided that RMC or the Company may terminate this Agreement at any time upon 30 days' written notice. Notwithstanding the expiration or termination of this letter agreement, the provisions of this Section 3 and certain provisions of Section 2 hereof shall survive the termination of such engagement.

        B. FEES AND EXPENSES. The Company shall reimburse RMC upon demand and pre-approval by Company and delivery of appropriate auditable documentation for all such reasonable fees and other reasonable out-of-pocket expenses incurred by it or any of its respective affiliates in connection with, or arising out of, its services to be rendered hereunder.

        C. AFFILIATE SERVICES. In connection with the services to be provided hereunder, RMC may employ the services of its affiliates. RMC may share with any of its affiliates and such affiliates may share with RMC any non-public information related to the Company or any matters contemplated hereby. The term "affiliate" as used herein shall have the meaning ascribed to such term in the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

        D. USE OF NAME. The Company agrees that any references to RMC or its affiliates made in connection with services provided or to be provided under this Agreement are subject to RMC's prior approval.

        E. NO RIGHTS IN SHAREHOLDERS, ETC. The Company recognizes, acknowledges and agrees that RMC has been retained only by the Company, and that the Company's engagement of RMC is not deemed to be on behalf of and is not intended to confer rights upon any shareholder, owner or partner of the Company or any other person not a party hereto as against RMC or its affiliates or their respective directors, Officers, agents, employees or representatives. Unless otherwise expressly agreed, no one other than the Company is authorized to rely upon the Company's engagement of RMC or any statements, advice, opinions or conducted by RMC.

        F. INFORMATION. The Company agrees to furnish RMC with such information as RMC reasonably requests in connection with its engagement hereunder. The Company represents and warrants that any such information provided by the Company, including, without limitation, any information included in any information or disclosure memorandum or similar document, will not contain any untrue statement of a material fact or fail to state a material fact necessary in order to make the statements herein not misleading in light of the circumstances under which such statements are made. The Company agrees to advise RMC during the term of this Agreement of all developments materially affecting the Company or any of the information provided by the Company pursuant to this paragraph to any prospective purchaser of Securities in connection with the services to be provided by RMC hereunder. In addition, any representations and



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warranties made by the Company or any other party in connection with the issuance of any Securities shall expressly provide that RMC may rely upon such opinions.

        The Company will make available to RMC certain information, which is either non-public, confidential or proprietary in nature concerning the Company. RMC agrees to keep all such information confidential and not disclose such information to any third party (other than its directors, officers, agents and employees) or use it in any way that is detrimental to the Company. RMC shall have no such due, however, with respect to information which (a) is or becomes generally available to the public, or, (b) was available to RMC on a non-confidential basis prior to disclosure by the Company. RMC will inform its directors, officers, agents and employees of the confidential nature of the information.

        G. INDEMNIFICATION. The Company agrees to indemnify RMC and its affiliates and their respective directors, officers, agents, employees, and controlling persons (each such person being an "Indemnified Party") from and against any and all losses, claims, damages and liabilities to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, related to or arising out of any action contemplated by the engagement of RMC pursuant to, or the performance by RMC of services under, this letter and it will reimburse any Indemnified Party for all expenses (including counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefore, whether or not such Indemnified Party is a party. The Company will not be liable under the foregoing if indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a final judgement by a court to have resulted primarily from RMC's bad faith, gross negligence or active malfeasance or from the general rise and fall of the stock market involving Company's shares.

        H. MISCELLANEOUS. This Agreement may be executed in two more counterparts, all of which together shall be considered a single instrument. The Company confirms that it will rely on its own counsel, accountants and other similar expert advisors for legal accounting, tax and other similar expert advice. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and cannot be amended or otherwise modified except in writing executed by the parties hereto. The provisions hereof shall inure to the benefit of and be binding upon the successors and assignees of the Company and RMC. RMC may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights and obligations hereunder, but no such transfer or assignment will relieve RMC of its obligations hereunder without the Company's prior written consent. This letter is not intended to be and should not be construed as a written consent. This letter is not intended to be and should not be construed as a commitment with respect to the underwriting or private placement of any



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securities by RMC, and shall give rise to no obligation or liability on RMC's part in connection therewith.

        I. NOTICES. Notice given pursuant to any of the provisions of this Agreement shall be in writing and shall be mailed or delivered or faxed (a) if to the Company, to PCC Group, Inc. at 163 University Parkway, Pomona, CA 91768,
Attention: President Jack Wen; and, (b) if to RMC, at the offices of RichMark Capital Corporation, 2133 Stone Moss Lane, Grapevine, TX 76051, Attention: D. Mark White.

        J. DISCLOSURE. By the Company's acceptance and receipt of a counterpart of this letter executed on behalf of RMC, the Company agrees that, this letter and its contents shall be treated by the Company as confidential and (except as required by law), this letter shall not be disclosed by the Company except in furtherance of, and to other proposed participants in, the transactions contemplated by this letter and, in any event, neither this letter nor the engagement of RMC by the Company shall be disclosed publicly (unless required by law) without the prior written consent of RMC except following such approval.

        K. CONSTRUCTION. This Agreement shall be governed by and construed in accordance with the laws of the state of California, without regard to the conflicts of law provisions thereof. The Company hereby submits to the non-exclusive jurisdiction of the federal and California courts in connection with any dispute related to this agreement or any of the matters contemplated hereby.

        L. HEADINGS. The section headings in this Agreement have been inserted as a matter of convenience of reference and are not part of this Agreement.

        IN WITNESS WHEREOF, Company and RMC have set their hand the date below written.

DATED: March 6, 1998

PCC GROUP, INC.


By _____________________________
        JACK WEN, PRESIDENT


By: ____________________________
        GARY BLUM, SECRETARY




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RICHMARK CAPITAL CORPORATION


By: ____________________________
        RICHARD J. MONELLO, PRESIDENT


By: ____________________________
        David F. Firestone, Managing Director of Investment Banking








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                            Exhibit "A" to Agreement


1. RMC shall be granted 25,000 shares upon execution with an option to purchase Company's unrestricted common stock as follows:

               a. 100,000 shares, 25,000 shares at $2.50 and 75,000 shares at $2.75 upon execution of this agreement.

               b. 50,000 shares at $3.50 upon funding of a secured line of credit or other financing facility.

               c. 100,000 shares at $4.50 when Company is listed on the Philadelphia or other exchange.

               d. 50,000 shares at $5.00 when Company's common stock trades at $5.50 per share for 10 consecutive days in which it trades more than 7,000 shares daily.

2. Lockup and Restricted Shares. Company's Officers', Insiders', Affiliates' and Directors' shall be locked up and restricted in terms of quantity sold and Company shall have each individual sign a "Lockup Agreement". Only in the event of a personal or medical emergency shall these shares be sold. Notwithstanding anything herein to the contrary, this lockup agreement shall expire when Company's common shares trade at $10.00 for 10 consecutive trading days; or, if that does not occur, 25% of the shares initially subject to the lockup agreement, shall be released from the lockup agreement every 6 months, beginning 6 months after the execution of this Agreement. Nothing herein shall obviate the need for shareholders to comply with Rule 144 or any other applicable state or federal regulations.

3.      Company shall provide weekly DTC reports to RMC.

4. Upon execution of this Agreement, Company will provide RMC its shareholder's list and quarterly changes thereafter.

5. As set forth in paragraph 1, merger negotiations with COMTRADE, a privately held Computer company with approximately $300,000,000 in current sales are excluded from this Agreement, with the exception of any increased Credit line required for the transaction to be compensated as set forth in paragraph 2. D of this Agreement.




PCC GROUP, INC.





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By __________________________________
        JACK WEN, PRESIDENT



By: _________________________________
        GARY BLUM, SECRETARY



RICHMARK CAPITAL CORPORATION



By: _________________________________
        RICHARD J. MONELLO, PRESIDENT









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